SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2009

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated November 23, 2009

Press Release dated November 30, 2009

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: November 30, 2009

Eni to buy Heritage’s 50% interest in blocks 1 and 3A in Uganda

San Donato Milanese (Milan), November 23, 2009 - Eni and Heritage have reached an agreement with respect to the assignment of the 50% interest which Heritage holds in blocks 1 and 3A in Uganda for a total amount of 1.35 billion US dollars. An additional consideration of US$150 million, in cash or assets, is also foreseen provided certain conditions are met in the future. The agreement also envisages the transfer of the operatorship in the two blocks to Eni.

Blocks 1 and 3A, which are located in the Lake Albert basin, one of the most important African sedimentary basins, have resources for more than 1 billion barrels of oil equivalent, of which approximately 700 million have already been discovered from about 28 wells drilled in the area.

The development of these resources will require great synergy with Uganda's infrastructure programs, in respect of which Eni intends to play a leading role in partnership with the Authorities.

The transaction is part of Eni’s growth strategy in the African continent and in the Sub-Saharan region in particular, where the company is committed to pursuing an approach of sustainable development through its staff, expertise and technologies.

Eni considers Uganda, which has achieved economic growth through effective policies, an ideal partner for the development of cooperation programs aimed at sustaining the region’s social, economic, and industrial development.

The agreement is subject to finalization of a full sale and purchase agreement, approval by the competent authorities and other customary conditions. Eni has been present in the Sub-Saharan region since the 1960s, and is currently also an operator in the main oil-producing countries of Angola, Nigeria, Republic of Congo, Gabon and Mozambique. Eni’s production in the region amounts to about 450,000 barrels of oil equivalent per day.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni awarded coal bed methane license in Indonesia

San Donato Milanese (Milan), November 30, 2009 - Eni, through its joint venture affiliate VICO CBM Limited, has today been awarded a 37.8% stake in Sanga Sanga, a new coal-bed methane (CBM) production sharing contract (PSC), in Indonesia. Eni’s partners are the british company BP (37.8%), Opicoil (20%), a Houston based subsidiary of Taiwan's CPC, and Universe Gas and Oil (4.4%), a Japanese consortium including Japex and the Osaka Gas Group.

Sanga Sanga, located in the gas rich Kutei Basin of East Kalimantan, is Eni’s first major coal-bed methane project and it will be operated by the joint venture VICO (Eni 50%, BP 50%). Preliminary study in the block shows resources potential of about 4 trillion cubic feet (111 billion cubic meters) of gas to be better defined through an appraisal program that will commence in 2010.

The Sanga Sanga CBM PSC, which will be connected to the Bontang LNG, has the potential to become the first "CBM to LNG" integrated project, enabling rapid gas commercialization.

This success confirms Eni as one of the major oil companies exploring in Indonesia and an important player in developing the CBM business. Indonesia has estimated CBM resources of 453 trillion cubic feet of gas in place, which are amongst the largest in the world, after the United States and China.

Eni has recently made two important discoveries in the nearby offshore Kutei and Tarakan basins – Tulip (Bukat PSC) and Jangkrik (Muara Bakau PSC) – both of which are now in an advanced appraisal phase. Moreover, Eni has recently submitted a plan of development for the Jau field in the North Sumatra Krueng Mane PSC.

In Indonesia, Eni holds equity interests in eleven PSCs, of which it is operator of six. Eni’s offshore activities are located in deepwater offshore Kalimantan, North Sumatra and West Timor.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com